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17005068

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

SEC FILE NUMBER
8-35381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BOK Financial Securities, Inc**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Williams Center, Plaza East
(No. and Street)

Tulsa	Oklahoma	74172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ledvora 1(405) 272-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Williams Center, Suite 1700	Tulsa	Oklahoma	74172
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
D Public Accountant
D Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L.L.

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors
BOK Financial Securities, Inc.

We have audited the accompanying statement of financial condition of BOK Financial Securities, Inc. (formerly known as BOSC, Inc.) (the Company), as of December 31, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOK Financial Securities, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2017

BOK Financial Securities, Inc.

Financial Statements
and Supplemental Information
As of and for the Year Ended
December 31, 2016

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Net Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 15
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 16
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 17

EY
Building a better working world

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
BOK Financial Securities, Inc.

We have audited the accompanying statement of financial condition of BOK Financial Securities, Inc. (formerly known as BOSC, Inc.) (the Company), as of December 31, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOK Financial Securities, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2017

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

BOK Financial Securities, Inc.
Year Ended December 31, 2016
With Report of Independent
Registered Public Accounting Firm

BOK Financial Securities, Inc.

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	36,943,931
Receivables from broker/dealers		23,023,279
Receivable from investment banking activities		1,583,377
Income tax receivable from Parent		1,399,165
Interest receivable		237,203
Prepaid expenses and other assets		1,192,628
Securities owned, at fair value		21,065,989
Furniture, fixtures, software and equipment, at cost, less accumulated depreciation of $1,868,895		1,684,199
Deferred tax asset		1,369,120
Intangible assets		1,561,945
Deposits with third parties		348,250
Margin deposits		500,000
Total assets	$	90,909,086
Liabilities and stockholder's equity		
Accrued operating expenses	$	7,238,565
Payable to affiliates		357,881
Net payable for unsettled regular-way trades		911,293
Securities sold not yet purchased, at fair value		2,345,364
Total liabilities		10,853,103
Stockholder's equity:		
Common stock, $10 par value – 2,500 shares authorized and issued		25,000
Additional paid-in capital		53,436,015
Retained earnings		26,594,968
Total stockholder's equity		80,055,983
Total liabilities and stockholder's equity	$	90,909,086

See accompanying notes.

BOK Financial Securities, Inc.

Statement of Net Income
Year Ended December 31, 2016

Revenues		
Trading gains and losses, net		27,694,954
Brokerage fees and commissions		26,923,492
Investment banking fees and commissions		17,955,045
Interest income		1,342,822
Other revenue		357,023
Total operating revenues		74,273,336
Expenses		
Personnel expense		49,891,028
Affiliate allocated expenses		9,642,457
Equipment rental		2,882,349
Business promotion		1,203,998
Clearance fees		2,065,910
Professional fees		1,214,047
Data processing		1,290,654
Administrative expense		870,372
Brokerage licensing and registration		797,496
Other		493,668
Depreciation and amortization		714,304
Total operating expenses		71,066,283
Income before income tax provision		3,207,053
Income tax provision		994,675
Net income	$	2,212,378

See accompanying notes.

BOK Financial Securities, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock		Additional		
	Shares	Par Value	Paid- in Capital	Retained Earnings	Total
Balance January 1, 2016	2,500	$ 25,000	$ 51,259,036	$ 24,382,591	$ 75,666,627
Net income	—	—	—	2,212,378	2,212,378
Capital contribution	—	—	1,990,000	—	1,990,000
Capital provided by stock-based compensation	—	—	72,819	—	72,819
Tax benefit on exercise of stock options	—	—	114,160	—	114,160
Balance, December 31, 2016	2,500	$ 25,000	$ 53,436,015	$ 26,594,969	$ 80,055,984

See accompanying notes.

BOK Financial Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2016

Operating activities		
Net income	$	2,212,378
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		714,304
Tax benefit on exercise of stock options		114,160
Stock-based compensation		72,819
(Increase) decrease in operating assets:		
Receivables from broker/dealer		(21,012,680)
Receivable from investment banking activities		(1,083,265)
Interest receivable		106,085
Income tax receivable from Parent		(1,399,165)
Prepaid expenses and other assets		37,730
Securities owned, at fair value		40,474,776
Notes receivable - employees		(132,353)
Deferred tax asset		358,834
Deposits with third parties		1,106,158
Increase (decrease) in operating liabilities:		
Accrued operating expenses		(253,350)
Payable to affiliates		(333,389)
Net payable for unsettled regular-way trades		(209,949)
Securities sold not yet purchased		(3,455,787)
Net cash provided by operating activities		17,317,306
Investing activities		
Purchases of furniture, fixtures, and equipment		(228,926)
Disposal of fixed assets		265,990
Net cash provided by investing activities		37,064
Financing activities		
Tax benefit on exercise of options		114,160
Net cash provided by financing activities		114,160
Net increase in cash		17,468,530
Cash and cash equivalents at beginning of year		19,475,401
Cash and cash equivalents at end of year	$	36,943,931
Supplemental disclosure of cash flow information		
Cash paid for interest	$	—
Cash paid for taxes	$	1,168,512
Non cash capital contribution from owner	$	1,990,000
Conveyance of Fixed Assets	$	(40,000)
Conveyance of Intangible Assets	$	(1,950,000)

See accompanying notes.

1. Organization and Description of Business

Effective July 25, 2016 BOK Financial Securities, Inc. changed its name from BOSC, Inc.

BOK Financial Securities, Inc. ("BOKFS" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("the Parent"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). BOKFS is a registered investment adviser with the SEC under the Investment Advisers Act of 1940. BOKFS is permitted to transact business as a broker/dealer in all 50 states, subject to certain state securities regulations. BOKFS is registered with the SEC as a municipal adviser and with the Municipal Securities Rulemaking Board. BOKFS' Parent is a financial holding company, authorized to conduct the full range of activities permitted under Section 4(k) of the US Bank Holding Company Act.

BOKFS is a full-service securities firm and engages in investment banking, trading and underwriting, and retail and institutional securities sales. BOKFS offers a variety of investment options, including mutual funds, unit investment trusts, variable annuities, municipal and other fixed-income securities, stocks, real estate investment trusts, exchange-traded funds and financial advisory services. BOKFS financial consultants use a network of branch offices located primarily within branches of its national bank affiliate, BOKF, NA, in Oklahoma, Texas, New Mexico, Kansas/Missouri, Colorado, Arkansas and Arizona. BOKFS also services clients through standalone offices in Wisconsin and California. As a bank-affiliated broker/dealer, BOKFS is required to disclose to clients and potential clients its relationship with the Parent and that investments (1) are not insured by the Federal Deposit Insurance Corporation, (2) are not deposits or other obligations of and are not guaranteed by any bank or bank affiliate, and (3) are subject to risks, including possible loss of principal invested.

BOKFS' securities transactions are executed and customer accounts are carried and cleared on a fully disclosed basis with Pershing, LLC ("Pershing"), a clearing broker/dealer and a wholly owned subsidiary of Bank of New York Mellon ("BNY"). Pershing is a member of FINRA, the New York Stock Exchange and the Securities Investor Protection Corporation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposit accounts and money market funds. As of December 31, 2016, cash and cash equivalents includes $26,278,574 in a money market fund sponsored by an unrelated global investment bank and $305,956 is on deposit with an unaffiliated bank. Additionally, $3,401,110 is on deposit with BOKF, NA and $6,958,291 is held in a money market fund sponsored by BOKF, NA.

Depreciation and Amortization

Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. The majority of the assets are software and furniture, the estimated useful lives of which range from three to ten years.

Receivables From Broker/Dealers

BOKFS has receivables from broker/dealers of $23,023,279 which primarily consists of excess margin of $12,141,276, receivable for unsettled trades $10,773,084 and all other net $256,729. BOKFS may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2016. Amounts not collected after 90 days are generally written off.

Revenues Receivable From Investment Banking Activities

Revenues for investment banking activities are accrued when all significant responsibilities have been completed and the underwriting revenue has been determined. BOKFS evaluated the aging and collectability of these receivables and no reserve was recorded at December 31, 2016.

Securities, at Fair Value

Securities are acquired by the Company for profit through resale with purchases carried at fair value with unrealized gains and losses included in trading gains and losses, net, in the Statement of Income. The purchase or sale of securities is recognized on a trade date basis. Realized gains or losses are based upon the cost of the specific security sold and included in trading gains and losses, net, in the Statement of Income.

Net Payable for Unsettled Regular-way Trades

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Fair Value of Derivative Contracts

The Company uses U.S. Treasury Note futures contracts to hedge its Securities Owned as part of its internal risk management programs. At December 31, 2016, the gross short notional value of such contacts was $8,600,000.

Futures contracts require the Company to provide cash margin as collateral for derivative liabilities. At December 31, 2016 the margin requirement for its derivative liabilities was $57,300 for which BOKFS deposited cash. The cash deposit for margin net of the fair value adjustment of $24,359 is reported on the Statement of Financial Condition as Receivable from broker/dealers at December 31, 2016. Access to collateral, in the event of default is reasonably assured. During 2016, the Company earned $4,543 on its derivative which is recorded as Other revenue in the Income Statement.

None of these derivative contracts have been designated as hedging instruments for accounting purposes.

Securities Sold Not Yet Purchased

Securities sold not yet purchased represents the liability for securities sold that are not yet owned by BOKFS. The Company is obligated to purchase the securities at a future date at the then current market price. Securities sold not yet purchased are recorded at fair value on a trade date basis.

Revenue Recognition

BOKFS receives a percentage of commissions that Pershing charges its customers, as described in the clearing contract with Pershing. The agreement requires BOKFS to indemnify Pershing for uncollected amounts relating to customers introduced by BOKFS.

Fees and commissions earned for security trades are recorded on a trade-date basis.

Commissions on sales of annuities are recorded when the contracts are accepted by the insurance companies.

Investment banking fees and commissions include gains, losses, and underwriting fees, net of syndicate expenses, arising from securities in which BOKFS acts as underwriter. Investment banking revenue also includes fees earned from providing financial advisory services and structured financing services. Revenue is recognized at the time the underwriting or service is substantially complete and the income is reasonably determinable.

Newly Adopted and Pending Accounting Pronouncements

FASB Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09")

On May 28, 2014, the FASB issued ASU 2014-09 to clarify the principles for recognizing revenue by providing a more robust framework that will give greater consistency and comparability in revenue recognition practices. In the new framework, an entity recognizes revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The new model requires the identification of performance obligations included in contracts with customers, a determination of the transaction price and an allocation of the price to those performance obligations. The entity recognizes revenue when performance obligations are satisfied. ASU 2014-09 is effective for the Company for annual reporting periods beginning after December 15, 2017. The Company continues to evaluate the impact the adoption of ASU 2014-09 will have on the Company's managed account revenue which represents approximately 6.2% of brokerage fees and commissions and 2.3% of total operating revenue. Management expects to adopt the standard in the first quarter of 2018 with a cumulative effect adjustment to opening retained earnings if such adjustment is material.

3. Net Capital Requirements

BOKFS is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2016, BOKFS' net capital position was as follows:

Net capital, as defined	$	61,873,578
Net capital required		513,738
Excess capital	$	61,359,840
Net capital ratio***		12.45%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

BOKFS does not carry its own customer accounts.

4. Deposits With Third Parties

As of December 31, 2016, deposits with third parties totaled $348,250, including a $100,000 cash security deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement, and underwriting good faith deposits of $248,250, which are provided to issuers as a guarantee of performance.

5. Margin Deposits

Margin deposits of $500,000 as of December 31, 2016, consisted of cash on deposit with Pershing in a preferred stock trading account. BOKFS buys and holds preferred stock in a Pershing firm account for the purpose of selling to BOKFS customers. The preferred stock is held on margin and, as such, requires a 50% deposit against the margin balance. The unused portion of the margin balance at Pershing does not currently earn interest.

At December 31, 2016, the Company's margin requirement for proprietary securities was $2,824,593 and was adequately fulfilled by Securities held at Pershing.

6. Related-Party Transactions

As of December 31, 2016, payables to affiliates of $357,881 consisted of a payable to BOKF, NA for intercompany settlement of certain operating expenses. BOKFS' financial obligations to BOKF, NA are guaranteed by a pledge of cash collateral by the Parent.

The income taxes receivable from the Parent of $1,399,165 included receivables of $1,191,585 for federal income taxes and $207,579 of receivables for state income taxes. BOKFS is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between BOKFS and the Parent, income taxes are allocated to BOKFS on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

During 2016, the Parent purchased the certain assets of E-Spectrum Advisors. Certain of these assets which consisted of $40,000 of fixed assets, and $1,950,000 of identifiable intangible assets were contributed to BOKFS and as non cash capital contribution in the amount of $1,990,000. The intangible assets are being amortized on a straight-line basis over a useful life of three to five years. Amortization for the year ended December 31 2016 was $388,055 and is included Depreciation and amortization in the Statement of Net Income. Expected amortization expense for the next five years is 2017 $423,333; 2018 $423,333; 2019 $346,945, 2020 $340,000 and 2021 $28,334.

The Company acted as a co-manager in the Parent's fixed rate subordinated debt issuance which settled on September 23, 2016. As a co-manager BOKFS earned $350,607 in Investment Banking Fees & Commissions.

BOKFS affiliate allocated expenses are paid to third parties by BOKF, NA. In 2016, BOKFS incurred $9,642,457 of general and administrative expenses allocated to BOKFS by, and reimbursable to, BOKF, NA. Of this, management fees were $4,143,797, technology & communication costs were $2,075,606, occupancy costs were $1,876,854, human resources costs were $944,077, and other expenses were $602,123.

BOKFS has two secured revolving lines of credit with BOKF, NA and an unsecured revolving line of credit with the Parent, as discussed in Note 8.

BOKF, NA may serve as trustee for municipal bond issues underwritten by BOKFS. In that role, BOKF, NA assumes responsibility for all distributions of the proceeds along with payments for principal and interest to the bondholders through maturity.

In compliance with applicable regulations, BOKFS may provide broker/dealer services for certain executive officers, directors, and affiliates of the Parent.

BOKFS is the Distributor of the Cavanal Hill Funds ("the Funds"). Cavanal Hill Investment Management, Inc. serves as the Investment Advisor and Administrator for the Funds and is a subsidiary of BOKF, NA. BOKF, NA serves as Custodian of the Funds. BOKFS received $62,218 in fees primarily for serving as a dealer of the Funds, and as the Distributor of the Funds.

There were no subordinated borrowings during 2016.

7. Financial Instruments

Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date.

A hierarchy for fair value has been established that categorizes into three levels the inputs to valuation techniques used to measure fair value:

Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1) - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Significant Other Observable Inputs (Level 2) - Fair value is based on significant other observable inputs, which are generally determined based on a single unadjusted price for each financial instrument provided by an applicable third-party pricing service and is based on one or more of the following:

- Quoted prices for similar, but not identical, assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and
- Other inputs derived from or corroborated by observable market inputs.

Significant Unobservable Inputs (Level 3) - Fair value is based on model-based valuation techniques for which at least one significant assumption is not observable in the market.

Transfers between levels are recognized as of the end of the reporting period. There were no transfers in or out of quoted prices in active markets for identical instruments, significant other observable inputs or significant unobservable inputs for the year ended December 31, 2016.

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Management has evaluated the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers' quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on all observable inputs, management may adjust prices obtained from third-party pricing services to more appropriately reflect the prices that would be received to sell assets or paid to transfer liabilities in orderly transactions in the current market. No significant adjustments were made to prices provided by third-party pricing services at December 31, 2016.

Certain assets and liabilities recorded in the financial statements are measured at fair value on a recurring basis are as follows as of December 31, 2016:

		Total		Quoted Prices in Active Market for Identical Instruments		Significant Other Observable Inputs		Significant Unobservable Inputs
Assets								
Securities:								
Obligations of the Federal Home Loan Bank	$	1,958,335	$	—	$	1,958,335	$	—
Obligations of the U.S. Government or other agencies		62,517		—		62,517		—
State and municipal obligations		14,426,890		—		14,426,890		—
Corporate obligations and other		4,618,247		—		4,618,247		—
Total securities	$	21,065,989	$	—	$	21,065,989	$	—
Liabilities								
Securities sold not yet purchased	$	2,345,364	$	—	$	2,345,364	$	—
U.S. Treasury Note Futures	$	24,359	$	24,359				

The carrying value of cash and cash equivalents approximates fair value based on the short term nature of these items.

BOKFS is engaged in various trading and brokerage activities in which counterparties are primarily broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, BOKFS may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is BOKFS's policy to review, as necessary, the credit standing of each counterparty and each issuer.

8. Funding Arrangements

In addition to its own resources, BOKFS utilizes financing agreements with BOKF, NA and Pershing as funding sources for its trading and investment banking activities.

BOKFS has two revolving lines of credit with BOKF, NA of $60 million and $20 million. As of December 31, 2016, there were no amounts drawn on either line of credit. Any outstanding amounts under the $60 million line must be fully collateralized by qualifying securities from the trading securities portfolio. Any outstanding amounts under the $20 million line must be fully collateralized by U.S. Treasuries or securities issued by U.S. government agencies. BOKF, NA does not have the right to sell or re-pledge these securities. For both lines of credit, interest is based on the 30-day LIBOR rate plus 1.50% and is paid monthly. Both lines mature on May 24, 2017. It is anticipated both lines will be renewed with substantially the same terms.

BOKFS has an unsecured $15 million revolving line of credit with the Parent, for which no amount was drawn as of December 31, 2016. The primary purpose of the line is to provide additional liquidity and other uses, as allowed with prior approval from the Parent. Interest is based on the 30-day LIBOR rate plus 1.50%, not to fall below 3%, and is paid monthly. The line matures on May 24, 2017 and is expected to be renewed with substantially the same terms.

In addition, BOKFS has the ability to borrow funds from Pershing for the purposes of financing securities purchases or to facilitate funding of investment banking activities, on terms to be negotiated at the time of the borrowing. BOKFS had no borrowings from Pershing outstanding at December 31, 2016.

9. Commitments and Contingencies

BOKFS is an introducing broker to Pershing for equity and fixed income investment transactions pursuant to a fully disclosed clearing agreement. As such, BOKFS has agreed to indemnify Pershing against potential losses due to a customer's failure to settle a transaction or repay a margin loan. Equity and fixed income transactions are settled within three business days of the trades date. Margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Margin loans are secured as required by the Board of Governors of the Federal Reserve Regulation T, *Credit by Brokers and Dealers*. At December 31, 2016, the total amount of customer balances subject to indemnification was $2,168. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant and no amount was recorded on BOKFS's Statement of Financial Condition to reflect this contingent liability based on an assessment of probable loss.

The Director of the New Mexico Securities Division of the State of New Mexico Regulation and Licensing Department ("the Director") has issued a Notice of Contemplated Action in connection with the purchase of various municipal bonds by the elected County Treasurer of Bernalillo County, New Mexico from the BOK Financial Securities, Inc. The Notice was settled by a $125,000 payment to the Division's Educational Fund, without any fine, penalty or sanction. The County of Bernalillo, New Mexico, has commenced arbitration pursuant to the Arbitration Rules of FINRA seeking recovery of $5.6 million arising out of the purchase. The Company has been advised that any recovery by the County is remote.

In the ordinary course of business, BOKFS is subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that actions and liability or loss, if any, resulting from the final outcomes of any such actions and complaints will not have a material effect on the Company's financial condition, results of operations or cash flows.

For 2016, BOKFS expensed $2,692,901 for certain information services contracts and has commitments to purchase information services of $1,591,920 in 2017 and $567,300 in 2018.

In the normal course of business, BOKFS enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2016, and were subsequently settled, had no material effect on the financial statements.

10. Income Taxes

The deferred tax asset of $1,369,120 reflects the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax asset consists of deferred tax assets of $2,128,670 and deferred tax liabilities of $759,550. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized based on taxes previously paid in net loss carry-back periods and other factors. No valuation allowance was required at December 31, 2016. The significant components of deferred income taxes principally relate to accrued liabilities, prepaid expenses and depreciation.

The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the effective income tax expense, for the year ended December 31, 2016, was as follows:

	Amount	Percent
Tax expense at U.S. statutory rate	$ 1,122,468	35 %
State income tax, net of federal tax benefit	152,799	5 %
Tax-exempt revenue	(394,904)	(12)%
Meals and entertainment	114,305	3 %
Other	7	— %
Total income tax expense	$ 994,675	31 %

Significant components of the income tax provision for the year ended December 31, 2016, were as follows:

Current:	
Federal	$ 517,627
State	190,946
Total current	708,573
Deferred:	
Federal	257,418
State	28,684
Total deferred	286,102
Total income tax expense	$ 994,675

Based on the provisions of Accounting Standards Codification (ASC) 740, *Income Taxes*, regarding uncertain tax positions (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) at December 31, 2016 there were no unrecognized tax benefits recorded. If unrecognized tax benefits were recorded, the related interest and penalties would be recorded in income tax expense.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

11. Employee Benefits

BOKFS employees who meet certain service requirements may participate in a defined-contribution thrift plan sponsored by BOKF. Employee contributions are matched by BOKFS equal to 6% of base compensation as defined in the plan. BOKFS matching contribution rates range from 50% for employees with less than four years of service to 200% for employees with 15 or more years of service. Additionally, a maximum non-elective annual contribution of up to $750 is made for employees whose annual base compensation is less than $40,000. Participants may direct investments in their account to a variety of options, including a BOKF common stock fund or Cavanal Hill Funds. Employer contributions invested in accordance with the participant's investment options vest over five years. BOKFS employees who satisfy certain age and service requirements also participate in a defined-benefit cash balance pension plan sponsored by BOKF. BOKFS incurred total expenses of $4 million, included in the allocation of personnel expense, from these plans in 2016.

BOKFS's employees may also be awarded stock-based compensation through BOKF's employee stock option plan. Grant date fair value of stock options is based on the Black-Scholes option pricing model. Compensation cost is recognized as expense over the applicable service period. The Parent allocated $146 thousand of compensation expense related to stock options during 2016 to BOKFS, which is included in personnel expense.

12. Subsequent Events

BOK Financial Securities, Inc. has evaluated events from the date of the financial statements on December 31, 2016, through the issuance of those financial statements on February 24, 2017. No events were identified requiring recognition and/or disclosure in the financial statements.

Supplemental Information

BOK Financial Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2016

Net capital		
Stockholder's equity	$	80,055,984
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		80,055,984
Non-allowable assets:		
Securities owned, defined by SEC rule as not readily marketable		6,958,291
Intangible assets		1,561,945
Deferred tax asset		1,369,120
Prepaid expenses and other assets		1,060,274
Commissions receivable		1,687,644
Fixed assets		1,684,199
Federal and state income taxes receivable from parent		1,399,165
Other assets		241,981
Total non-allowable assets		15,962,619
Other deductions or charges		133,740
Net capital before haircuts		63,959,625
Haircuts on securities		(2,086,046)
Net capital	$	61,873,579
Computation of basic net capital requirement		
Minimum net capital required (1/15 of aggregate indebtedness)	$	513,738
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	513,738
Excess net capital	$	61,359,840
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	7,706,069
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	7,706,069
Percentage of aggregate indebtedness to net capital		12.45%

The Company does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2016, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

BOK Financial Securities, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

The Company does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2016, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

BOK Financial Securities, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2016, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.